Mail Stop 3561

May 30, 2008

<u>By U.S. Mail</u>

Edward Muller
Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, GA 30338

      RE: Mirant Corporation
              File No. 1-16107
              Form 10-K for the year ended December 31, 2007
              Filed on February 29, 2008

              Mirant North America LLC
              File No. 333-134722
              Form 10-K for the year ended December 31, 2007
              Filed on March 10, 2008

Dear Mr. Muller:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Michael Moran
                        Branch Chief Accountant